UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on February 28, 2018, reporting the Company's results for the fourth quarter and year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 2, 2018	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT1

FRONTLINE LTD. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2017
Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three months and year ended December 31, 2017:
Highlights
•	Reports net loss attributable to the Company of $248.4 million, or $1.46 per share, for the fourth quarter of 2017, including non-cash impairment losses of $255.8 million.
•	Reports net income attributable to the Company adjusted for certain non-cash items of $5.0 million, or $0.03 per share, for the fourth quarter of 2017.
•
Reports net loss attributable to the Company of $264.9 million, or $1.56 per share, and a net loss adjusted for certain non-cash items of $4.4 million, or $0.03 per share, for the year ended December 31, 2017.

•	Agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia.
•	Extended the terms of its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. by 12 months to November 2019.
Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:
"The spot rates in the fourth quarter were weak, as inventory draws impacted a freight market that was already suffering from high fleet growth. At the same time, the key drivers for the tanker market, crude oil demand and the world economy remain strong, and we may also be nearing the end of the cycle of inventory draws. The headwind factors experienced in 2017 could turn in our favour possibly towards the end of the year. The quarter shows Frontline's resilience in weak markets, which is the direct result of low break-even levels and access to competitively priced capital."
Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:
"With asset values, rates and Frontline's cash break-even rates at historically low levels our downside risk is limited. We are in a unique position to capitalize on increases in both asset values and rates and we have a strong liquidity position in excess of $300 million as at the end of December 2017."
The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended December 31, 2017, the prior quarter and in the year ended December 31, 2017 are shown below, along with estimates for the first quarter of 2018 and the estimated average daily cash break-even ("BE") rates for the remainder of 2018:
Average daily time charter equivalents ("TCEs")
($ per day)	Spot and time charter			Spot			Spot estimates	% covered	Estimated average daily BE rates
	Q4 2017	Q3 2017	YTD 2017	Q4 2017	Q3 2017	YTD 2017	Q1 2018		2018
VLCC	19,400	13,200	22,800	19,400	13,200	22,400	17,000	68%	22,200
SMAX	19,600	15,300	18,500	19,500	14,100	17,300	15,600	66%	18,200
LR2	18,400	17,200	18,800	14,400	12,300	14,400	15,300	73%	16,000

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry dock, repayments of loans, interest on loans, bareboat hire and general and administrative expenses.

The Fleet
As of December 31, 2017, the Company's fleet consisted of 61 vessels, with an aggregate capacity of approximately 11.6 million DWT:
(i)	43 vessels owned by the Company (10 VLCCs, 16 Suezmax tankers, 17 LR2/Aframax tankers);
(ii)	nine vessels that are under capital leases, all of which are VLCCs;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	one VLCC where the cost/revenue is split 50/50 with an unrelated third party;
(v)	seven vessels that are under the Company's commercial management (two Suezmax tankers, two LR2 tankers and three Aframax oil tankers)

Furthermore, the Company has five newbuildings under construction: four VLCCs and one LR2/Aframax tanker with an aggregate carrying capacity of 1.3 million DWT.
As of December 31, 2017, the Company had entered into the following time charter-out contracts for six vessels:
(i)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018; of which one LR2 tanker has been extended to Q1 2019 and one to Q3 2018, respectively at an average rate of $16,800 and
(ii)	one Suezmax tanker built in 2010 with a base rate of $27,000 per day with a profit share arrangement, expiry Q1 2018. The agreement is index-linked.
In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counterparty Frontline Shipping Limited ("FSL"), a non-recourse subsidiary of Frontline, has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which will be recorded as an interest-bearing note payable by FSL.
Newbuilding Program/ financing update
As of December 31, 2017, the Company's newbuilding program was comprised of four VLCCs and one LR2/Aframax tanker. As at December 31, 2017, total instalments of $76.9 million had been paid and the remaining commitments amounted to $305.4 million, of which $252.0 million is due in 2018 and $53.4 million is due in 2019. As at December 31, 2017 Frontline has committed bank financing in place to partially finance delivery of all of the Company's remaining newbuildings and estimates loan amounts of $196.8 million and $54.9 million to be drawn in 2018 and 2019, respectively. Two VLCCs and one LR2/Aframax tanker were delivered in January 2018.
In February 2018 the Company extended the terms of its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. ("the Credit Facility") by 12 months. Following the extension, the Credit Facility is repayable in November 2019. Frontline's total liquidity as at the end of December 2017 was approximately $307.0 million, including the undrawn portion of the Credit Facility and marketable securities, net of amounts used as security for borrowings.
Corporate Update
Pursuant to the Company's stated dividend policy and taking into account the current weak market, the Board has decided not to pay a dividend for the fourth quarter.
The Company had 169,809,324 ordinary shares outstanding as of December 31, 2017, and the weighted average number of shares outstanding for the quarter was 169,809,324.

Fourth Quarter 2017 Results
The Company reports a net loss attributable to the Company of $248.4 million for the fourth quarter of 2017 compared with a loss of $24.1 million in the third quarter. The net income attributable to the Company adjusted for certain non-cash items was $5.0 million for the fourth quarter. These non-cash items consisted of an impairment loss of $142.9 million on nine VLCCs leased from Ship Finance, a $112.8 million impairment loss in relation to Goodwill and a gain on derivatives of $2.3 million.
The Company reports a net loss attributable to the Company of $264.9 million for the year ended December 31, 2017 compared with income of $117.0 million for the year ended December 31, 2016. The net loss attributable to the Company adjusted for certain non-cash items was $4.4 million for the year ended December 31, 2017.
Reconciliation of net income attributable to the Company adjusted for certain non-cash items1:

(in millions of $)	Q4 2017	Q3 2017	Full year 2017	Full year 2016
Net (loss) income attributable to the Company	(248.4)	(24.1)	(264.9)	117.0
Add back:
Loss on termination of vessel lease, net of cash paid	—	1.2	3.3	—
Loss on cancellation of newbuilding contracts	—	—	—	2.7
Vessel impairment loss	142.9	—	164.2	61.7
Impairment loss on shares	—	—	—	7.2
Goodwill impairment loss	112.8	—	112.8	—
Provision for uncollectible receivables	—	—	—	4.0
Loss on derivatives	—	—	3.3	—

Less:
Gain on derivatives	(2.3)	(0.2)	(2.5)	(3.7)
Gain on termination of lease	—	—	(20.6)	—
Net income (loss) attributable to the Company adjusted for certain non-cash items	5.0	(23.1)	(4.4)	188.9
(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809	156,973

(in $)
Basic earnings per share adjusted for certain non-cash charges	0.03	(0.14)	(0.03)	1.20

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook
The past two years have been characterized by large growth in the global crude oil tanker fleet, and the growth is expected to continue in 2018.  58 VLCC's are scheduled to be delivered this year, although some of these are expected to be pushed to 2019, and further contracting has decreased from what we saw in 2017.  This compares to 50 VLCCs delivered in 2017 and 47 in 2016.  There was an increase in scrapping in 2017, with 13 VLCCs removed from the fleet, and there have been reports of up to seven VLCCs sold for scrap thus far in 2018.
Crude oil demand and the world economy remains strong. The oil supply growth has primarily come from the Atlantic Basin, whilst the demand growth is in Asia, which is positive for tonne-mile development. In the meantime, we are in the midst of a crude inventory cycle that is negatively impacting the market. There is a historic relationship between crude oil inventory levels and freight rates, with periods where rates rise as inventories build and decline as inventories are consumed.  With the crude oil market in backwardation, inventories are being drawn down.  While inventories remain elevated, days of forward demand cover has decreased sharply due to rising consumption, and we expect inventory draws to halt in the second quarter of 2018.
It will take some time until the crude oil tanker market has sufficiently absorbed new supply of vessels, despite the existence of factors that are evident in strong markets.  The inflection point in the market has clearly not yet arrived, but when it is here and the right opportunities present themselves, we will be prepared to act. We believe there will be opportunities going forward and have the financial and commercial platform to grow our fleet when we believe it is to the benefit of our shareholders. Until then Frontline is sharply focused on maintaining our cost-efficient operations and low breakeven levels.
Conference Call and Webcast
On February 28, 2018 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
Norway	+47 2100 2610
Norway toll free	800 57933
UK	+44 (0)330 336 9105
UK Toll Free	0800 358 6377
USA	+1 929 477 0353
USA Toll Free	800 289 0438
Conference ID	4072495

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.
A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:
UK	+44 (0) 207 660 0134
UK Toll Free	0 808 101 1153
Norway Dial-In	+47 23 50 00 77
Norway toll free	800 196 72
USA Toll Free	888 203 1112
USA	+1 719 457 0820
Replay Access Number	4072495

Participant information required: Full name & company
Conference Call and Webcast

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
 February 27, 2017
Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
 +47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
 +47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2016 Oct-Dec	2017 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2017 Jan-Dec	2016 Jan-Dec
178,290	178,580	Total operating revenues	646,326	754,306

(12)	3	Other operating gain (loss)	2,381	(2,683)

50,143	79,384	Voyage expenses and commission	259,334	161,641
(7,201)	(6,957)	Contingent rental (income) expense	(26,148)	(18,621)
26,759	33,394	Ship operating expenses	135,728	119,515
16,453	1,990	Charter hire expenses	19,705	67,846
27,274	142,940	Impairment loss on vessels and vessels under capital lease	164,187	61,692
—	112,821	Impairment loss on goodwill	112,821	—
4,000	—	Provision for uncollectible receivable	—	4,000
8,726	8,884	Administrative expenses	37,603	37,026
34,290	36,388	Depreciation	141,748	141,043
160,444	408,844	Total operating expenses	844,978	574,142
17,834	(230,261)	Net operating income (loss)	(196,271)	177,481
108	250	Interest income	588	367
(14,197)	(20,070)	Interest expense	(69,815)	(56,687)
—	—	Impairment loss on shares	—	(7,233)
—	(123)	Gain on sale of shares	1,061	—
(143)	(278)	Foreign currency exchange gain (loss)	(55)	9
15,082	2,331	(Gain) loss on derivatives	(753)	3,718
(52)	62	Other non-operating items	1,213	204
18,632	(248,090)	Net income (loss) before income taxes and non-controlling interest	(264,033)	117,859
(168)	(181)	Income tax expense	(290)	(345)
18,464	(248,271)	Net income (loss)	(264,323)	117,514
(144)	(161)	Net (income) loss attributable to non-controlling interest	(539)	(504)
18,320	(248,432)	Net income (loss) attributable to the Company	(264,862)	117,010
0.12	(1.46)	Basic earnings per share attributable to the Company ($)	(1.56)	0.75

2016 Oct-Dec	2017 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2017 Jan-Dec	2016 Jan-Dec

18,464	(248,271)	Net income (loss)	(264,323)	117,514
1,144	(688)	Unrealized gain (loss) from marketable securities	1,901	(5,425)
—	(571)	Unrealized gain (loss) from marketable securities reclassified to statement of operations	(571)	7,233
(230)	6	Foreign exchange gain (loss)	158	(686)
914	(1,253)	Other comprehensive income (loss)	1,488	1,122
19,378	(249,524)	Comprehensive income (loss)	(262,835)	118,636

144	161	Comprehensive (income) loss attributable to non-controlling interest	539	504
19,234	(249,685)	Comprehensive income (loss) attributable to the Company	(263,374)	118,132
19,378	(249,524)	Comprehensive income (loss)	(262,835)	118,636

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Dec 31 2017	Dec 31 2016
ASSETS
Current assets
Cash and cash equivalents	104,145	202,402
Restricted cash	741	677
Marketable securities	19,231	8,428
Marketable securities, pledged to creditors	10,272	—
Other current assets	187,225	172,119
Total current assets	321,614	383,626

Non-current assets
Newbuildings	79,602	308,324
Vessels and equipment, net	2,342,130	1,477,395
Vessels under capital lease, net	251,698	536,433
Investment in finance lease	21,782	30,908
Goodwill	112,451	225,273
Other long-term assets	4,451	4,358
Total non-current assets	2,812,114	2,582,691
Total assets	3,133,728	2,966,317

LIABILITIES AND EQUITY
Current liabilities
Short term debt	102,766	67,365
Other secured borrowings	10,312	—
Current portion of obligations under capital lease	43,316	56,505
Other current liabilities	65,606	58,879
Total current liabilities	222,000	182,749

Non-current liabilities
Long term debt	1,467,074	914,592
Obligations under capital lease	255,700	366,095
Other long-term liabilities	1,325	3,112
Total non-current liabilities	1,724,099	1,283,799

Commitments and contingencies
Equity
Frontline Ltd. equity	1,187,308	1,499,601
Non-controlling interest	321	168
Total equity	1,187,629	1,499,769
Total liabilities and equity	3,133,728	2,966,317

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2016 Oct-Dec	2017 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2017 Jan-Dec	2016 Jan-Dec
		OPERATING ACTIVITIES
18,464	(248,271)	Net income (loss)	(264,323)	117,514
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
34,720	36,916	Depreciation and amortization of deferred charges	143,661	143,070
12	—	Other operating loss (gain)	(2,378)	2,683
—	—	Amortization of time charter contract value	—	(6,799)
(7,201)	(6,957)	Contingent rental (income) expense	(26,148)	(18,621)
27,274	142,940	Impairment loss on vessels and vessels under capital lease	164,187	61,692
—	112,821	Impairment loss on Goodwill	112,821	—
4,000	—	Provision for uncollectible receivables	—	4,000
—	—	Impairment loss on shares	—	7,233
—	123	(Gain) loss on sale of shares	(1,061)	—
(15,385)	(2,464)	(Gain) loss on derivatives	(93)	(8,017)
443	48	Other, net	1,954	(1,232)
(28,656)	(29,804)	Change in operating assets and liabilities	(2,925)	(15,508)
33,671	5,352	Net cash provided by operating activities	125,695	286,015

		INVESTING ACTIVITIES
43,497	—	Refund of newbuilding installments and interest	—	43,497
(77,943)	(6,075)	Additions to newbuildings, vessels and equipment	(713,560)	(622,460)
1,978	(76)	Change in restricted cash	(64)	(309)
2,396	2,508	Finance lease payments received	9,745	9,333
29,888	—	Proceeds from sale of vessels and equipment	—	173,187
—	—	Purchase of DHT shares	(46,100)	—
—	1,457	Proceeds from the sale of DHT shares	27,412	—
(184)	(2,186)	Net cash (used in) provided by investing activities	(722,567)	(396,752)

		FINANCING ACTIVITIES
98,200	—	Net proceeds from issuance of shares	—	98,200
—	10,116	Proceeds from secured borrowing	10,116	—
6,248	—	Proceeds from debt	673,416	356,066
(39,813)	(25,153)	Repayment of debt	(83,951)	(169,883)
(3,367)	(3,062)	Repayment of capital leases	(31,853)	(61,677)
—	—	Lease termination payments	(14,218)	—
(942)	(8)	Debt fees paid	(3,495)	(9,523)
(15,560)	—	Dividends paid	(51,400)	(164,551)
—	—	Payment of fractional shares on reverse share split	—	(17)
44,766	(18,107)	Net cash provided by (used in) financing activities	498,615	48,615

78,253	(14,941)	Net change in cash and cash equivalents	(98,257)	(62,122)
124,149	119,086	Cash and cash equivalents at start of period	202,402	264,524
202,402	104,145	Cash and cash equivalents at end of period	104,145	202,402

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2017 Jan- Dec	2016 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,809,324	781,937,649
Effect of reverse share split	—	(625,551,143)
Shares issued	—	13,422,818
Balance at end of period	169,809,324	169,809,324

SHARE CAPITAL
Balance at beginning of period	169,809	781,938
Effect of reverse share split	—	(625,551)
Shares issued	—	13,422
Balance at end of period	169,809	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	195,304	109,386
Stock compensation expense	2,095	1,418
Payment for fractional shares on reverse share split	—	(17)
Shares issued	—	84,517
Balance at end of period	197,399	195,304

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,099,680	474,129
Cash dividends	(9,304)	—
Effect of reverse share split	—	625,551
Balance at end of period	1,090,376	1,099,680

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	739	(383)
Other comprehensive income (loss)	1,488	1,122
Balance at end of period	2,227	739

RETAINED EARNINGS
Balance at beginning of period	34,069	81,212
Net income (loss) attributable to the Company	(264,862)	117,010
Cash dividends	(41,710)	(164,153)
Balance at end of period	(272,503)	34,069

EQUITY ATTRIBUTABLE TO THE COMPANY	1,187,308	1,499,601

NON-CONTROLLING INTEREST
Balance at beginning of period	168	61
Net income (loss) attributable to non-controlling interest	539	504
Dividend paid to non-controlling interest	(386)	(397)
Balance at end of period	321	168
TOTAL EQUITY	1,187,629	1,499,769

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL
Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.
2. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 16, 2017.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2016.
3. EARNINGS PER SHARE
The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:
(in thousands of $)	2017 Jan-Dec	2016 Jan-Dec
Net income attributable to the Company	(264,862)	117,010

(in thousands)
Weighted average number of ordinary shares	169,809	156,973

4. IMPAIRMENT LOSS ON GOODWILL
On July 1, 2015, the Company, Frontline Acquisition and Frontline 2012 entered into a Merger Agreement pursuant to which Frontline Acquisition and Frontline 2012 agreed to merge ("the Merger"), with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. The merger was completed on November 30, 2015 at which time the share price of Frontline Ltd. was $15.15, adjusted for the 1-for-5 reverse share split in February 2016, and the Company recorded goodwill of $225.3 million. As a result of declining charter rates, declining vessel values and the fall in the Company's share price since the date of the Merger, and in the fourth quarter of 2017 specifically, the Company performed a goodwill impairment test, as a result of which it was determined that the carrying value of the Company was in excess of the fair value. The Company has recorded an impairment loss on goodwill of $112.8 million in the fourth quarter.

5. IMPAIRMENT LOSS ON VESSELS AND VESSELS UNDER CAPITAL LEASE
In the year ended December 31, 2017 the Company recorded an impairment loss of $164.2 million in respect of nine vessels leased in from Ship Finance, as well as three vessels for which the leases with Ship Finance were terminated in the second and third quarter of 2017. The leasehold interest in these capital leased assets was recorded at fair value at the time of the Merger based on the discounted value of the expected cash flows from the vessels. Based on the deterioration in forecast rates since the Merger, and the reduced remaining useful economic life of the vessels as they approach the end of their leases, the Company has recognised an impairment loss on all of these leased vessels, calculated as the difference between the discounted value of the expected cash flows from the vessels as at December 31, 2017 and the carrying value of the vessels under capital lease at that time.
6. OTHER OPERATING GAINS (LOSSES)
In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.
In May 2017, the Company agreed with Ship Finance to terminate the long-term charters for the 2000-built VLCC Front Scilla and the 1998-built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters and reduced obligations under capital leases by $41.7 million. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.
In July 2017, the Company agreed with Ship Finance to terminate the long-term charter for the 1997 built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make a compensation payment to Ship Finance of $4.8 million for the termination of the charter and reduced obligations under capital leases by $11.6 million. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.
7. NEWBUILDINGS
In January 2017, the Company took delivery of the Suezmax newbuilding Front Classic and the LR2 newbuildings Front Antares and Front Vega. In February 2017, the Company took delivery of the VLCC newbuilding Front Duchess. In March 2017, the Company took delivery of the Suezmax newbuilding Front Clipper.
In April 2017, the Company ordered two VLCC newbuildings to be constructed at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019.
In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2 newbuilding Front Sirius. In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral. In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2 newbuilding Front Castor.
In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl. In August 2017, the Company took delivery of the LR2 newbuilding Front Pollux. In September 2017, the Company took delivery of the VLCC newbuilding Front Prince and the LR2 newbuilding Front Capella.
8. DEBT
The Company drew down $54.6 million in the year ended December 31, 2017 from its $109.2 million term loan facility with ING in connection with one VLCC delivered in the period. The facility is fully utilised as at year end.
The Company drew down $165.9 million in the year ended December 31, 2017 from its $328.4 million term loan facility with China Exim Bank in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the period. The facility is fully utilised as at year end.

The Company drew down $54.9 million in the year ended December 31, 2017 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period. Up to $54.9 million remains available and undrawn as at year end.
The Company drew down $90.0 million in the year ended December 31, 2017 from its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. Up to $185.0 million remains available and undrawn as at year end.  In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019.
In February 2017, the Company signed a senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and three Aframax/LR2 tankers delivered in the year, and one Aframax/LR2 newbuilding being delivered in 2018. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tanker delivered in the period. Up to $32.0 million remains available and undrawn as at year end.
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts to be delivered in 2018 and 2019. The full facility remains available and undrawn at year end.
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts and will be secured by one VLCC delivered in the year and one VLCC newbuilding being delivered in 2018.  The Company drew down $55.3 million in the year ended December 31, 2017 from this facility in connection with one VLCC delivered in the period. Up to $55.2 million remains available and undrawn as at year end.
The Company has recorded debt issuance costs (i.e. deferred charges) of $12.3 million at December 31, 2017 as a direct deduction from the carrying amount of the related debt.
9. MARKETABLE SECURITIES
In January 2017 the Company purchased 10.9 million shares in DHT for an aggregate cost of $46.1 million.
In the year ended December 31, 2017, the Company sold a total of 6.2 million shares in DHT for proceeds of $27.4 million, recognizing a gain of $1.1 million.
In December 2017, the Company sold 1.3 million shares in GOGL for proceeds of $10.1 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in March 2018 for $10.3 million.  The transaction has been accounted for as a secured borrowing, with the shares reclassified to "Marketable securities pledged to creditors" and a liability recorded within secured borrowings for $10.3 million.
10. SHARE CAPITAL
The Company had an issued share capital at December 31, 2017 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2016: $169,809,324 divided into 169,809,324 ordinary shares) of $1.00 par value each.

11. RELATED PARTY TRANSACTIONS
The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's largest shareholder. The Company leased 9 of its vessels from Ship Finance at December 31, 2017 and pays Ship Finance profit share based on the earnings of these vessels.
Profit share arising in the year ended December 31, 2017 was $5.6 million, which was $26.1 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.
In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017. A termination payment of $4.1 million was paid in the second quarter to Ship Finance in connection with the lease termination.
In May 2017, the Company agreed with Ship Finance to terminate the long-term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.
In July 2017, the Company agreed with Ship Finance to terminate the long-term charter for the 1997 built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make a compensation payment to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the third quarter.
In May the Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd. In September the Company drew down a further $40.0 million from this facility. In February 2018 the Company extended the terms of the facility by 12 months. Following the extension, the facility is repayable in November 2019.
Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.
12. COMMITMENTS AND CONTINGENCIES
As of December 31, 2017, the Company's newbuilding program was comprised of four VLCCs and one LR2/Aframax tanker. As of December 31, 2017, total instalments of $76.9 million had been paid and the remaining commitments amounted to $305.4 million, of which $252.0 million is due in 2018 and $53.4 million is due in 2019.
13. SUBSEQUENT EVENTS
In January, the Company took delivery of the VLCC newbuildings Front Empire and Front Princess and the LR2/Aframax newbuilding Front Polaris.
In February 2018 the Company extended the terms of its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd by 12 months. Following the extension, the facility is repayable in November 2019.
In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited ("FSL"); a non recourse subsidiary of Frontline, has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which will be recorded as an interest-bearing note payable by FSL. The termination will reduce obligations under capital leases by approx. $20.1 million. The Company expects to record a loss on termination, including this termination payment, of $5.5 million in the first quarter of 2018.